UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 17 July 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

Fatal accident at Harmony’s Unisel mine
Johannesburg. Tuesday, 17 July 2012. Harmony Gold Mining
Company Limited (Harmony) regrets to advise that an employee was fatally injured in an orepass incident this morning at its
Unisel mine near Welkom.
Investigations are currently underway to establish the cause of the accident. Operations at the mine have been stopped
until investigations have been completed.
Harmony’s Chief Executive Officer, Graham Briggs and his
management team, express their sincere condolences to the
families and colleagues of the deceased.

For more details contact:

Henrika Basterfield
Investor Relations Manager
On +27 (0)82 759 1775

Corporate Office:
Randfontein Office Park
PO Box 2
Randfontein
South Africa 1760
T: +27 (0)11 411 2000
www.harmony.co.za

17 July 2012

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 17, 2012
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director